

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Announces Fourth Quarter Results
Return on Assets of 1.43% and Return on Common Equity of 12.08%

GREENVILLE, SC – January 22, 2019

United Community Banks, Inc. (NASDAQ: UCBI) ("United") today announced its fourth quarter financial results, which reflected solid year-over-year loan and deposit growth, improving operating efficiency and continued strong asset quality. For the quarter, diluted earnings per share was $0.56 compared with a net loss of $0.16 per diluted share a year ago due to the impact of tax reform. Operating diluted earnings per share, which exclude merger-related and other charges, was $0.57, an increase of 36% over the previous year. Profitability ratios continued to be strong – United ended the year with a 1.43% return on assets and a 12.08% return on common equity. On an operating basis, return on assets was 1.45% and return on tangible common equity was 15.88%.

Other key banking metrics were strong. The fourth quarter saw continued net interest margin expansion and 8% annualized loan growth, the strongest growth quarter in 2018. Deposit growth reflected the strength of United's community banking franchise – total customer deposits increased $173 million for the fourth quarter and $414 million for the year. Mortgage production grew by nearly 4% compared to the fourth quarter last year and increased 20% for the full year compared to 2017. United's SBA business also had a strong year, with production up 12% over 2017.

"The fourth quarter was a strong finish to an outstanding year," said Lynn Harton, Chief Executive Officer. "Our full year return on assets was up 31 basis points on an operating basis and our operating earnings per share was up 31% over 2017. These impressive results do not come easily and are attributed to the hard work of our bankers, who continue to deliver the best service in the business. We are very pleased that their efforts are being recognized. Forbes included United on their list of the top 100 Best Banks in America for the fifth consecutive year. Additionally, for the fifth straight year, we earned the top ranking for overall customer satisfaction by JD Power; our service was ranked as highest in the Southeast. We were also honored by our recognition in the 'Best Banks to Work For' program by American Banker for the second year in a row. This is a measure of employee satisfaction for all banks in the country, and we could not be more pleased by our team's show of support for United. The strength of our culture and the strong momentum we see in the business gives me confidence that we will continue our strong performance into 2019 and continue to build long-term shareholder value."

2018 Highlights:

- 2018 earnings per diluted share was $2.07, a 125% increase over 2017, which included the impact of tax reform
  - Excluding merger-related and other charges and the 2017 impact of tax reform, earnings per diluted share for 2018 was $2.14 compared to $1.63 in 2017, an increase of 31%
- Return on average assets was 1.35% in 2018, an increase of 73 basis points from 2017
  - Excluding merger-related and other charges and the 2017 impact of tax reform, return on average assets was 1.40%, an increase of 31 basis points from 2017
- Efficiency ratio of 57.31% in 2018 improved 264 basis points as compared to 2017
  - Excluding merger-related and other charges, efficiency ratio of 55.94% improved 73 basis points as compared to 2017
- End of period loans grew $647 million in 2018, up 8% over December 31, 2017
- Common Equity Tier 1 ratio was 12.2% at December 31, 2018, compared to 12.0% at December 31, 2017
- Declared $0.58 per share in common dividends in 2018, up 53% over 2017
- Completed the acquisition of Navitas Credit Corporation on February 1, 2018
- Issued $100 million in subordinated debt in the first quarter and redeemed $7.4 million in high rate Trust Preferred securities in the fourth quarter
- Completed our CEO transition plan, elevating H. Lynn Harton into the role as Jimmy Tallent retired into the Executive Chairman position
- Added two new Board members, Jennifer Mann and Lance F. Drummond, adding significant experience and expertise to our oversight function

Fourth Quarter 2018 Financial Highlights:

- Return on assets of 1.43%, or 1.45% excluding merger-related and other charges
- Return on common equity of 12.1% or return on tangible common equity of 15.9%, which excludes merger-related and other charges
- Loan growth, excluding planned runoff of the indirect portfolio, of 10% on an annualized basis
- Loan production of $868 million, as compared to $644 million in the fourth quarter of 2017
- Expansion of the net interest margin to 3.97%, up two basis points from the third quarter of 2018 and up 34 basis points from a year ago
- Efficiency ratio of 56.73%, or 55.83% excluding merger-related and other charges
- Net charge offs of nine basis points, consistent with last quarter's result of seven basis points
- Nonperforming assets of 0.20% of total assets, compared to 0.19% at September 30, 2018 and 0.23% at December 31, 2017

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Conference Call

United will hold a conference call, Wednesday, January 23, 2019, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 9381368. The conference call also will be webcast and available for replay for 30 days by selecting "Events & Presentations" within the Investor Relations section of United's website at www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data)		2018 Fourth Quarter		2018 Third Quarter		2018 Second Quarter		2018 First Quarter		2017 Fourth Quarter	Fourth Quarter Change 2018-2017		For the Twelve Months Ended December 31, 2018		2017	YTD Change 2018-2017
INCOME SUMMARY																
Interest revenue	$	133,854	$	128,721	$	122,215	$	115,290	$	106,757		$	500,080	$	389,720	
Interest expense		18,975		16,611		13,739		12,005		9,249			61,330		33,735	
Net interest revenue		114,879		112,110		108,476		103,285		97,508	18 %		438,750		355,985	23 %
Provision for credit losses		2,100		1,800		1,800		3,800		1,200			9,500		3,800	
Noninterest income		23,045		24,180		23,340		22,396		21,928	5		92,961		88,260	5
Total revenue		135,824		134,490		130,016		121,881		118,236	15		522,211		440,445	19
Expenses		78,242		77,718		76,850		73,475		75,882	3		306,285		267,611	14
Income before income tax expense		57,582		56,772		53,166		48,406		42,354	36		215,926		172,834	25
Income tax expense		12,445		13,090		13,532		10,748		54,270			49,815		105,013	
Net income (loss)		45,137		43,682		39,634		37,658		(11,916)			166,111		67,821	
Merger-related and other charges		1,234		592		2,873		2,646		7,358			7,345		14,662	
Income tax benefit of merger-related and other charges		(604)		(141)		(121)		(628)		(1,165)			(1,494)		(3,745)	
Impact of remeasurement of deferred tax asset resulting from 2017 Tax Cuts and Jobs Act		-		-		-		-		38,199			-		38,199	
Release of disproportionate tax effects lodged in OCI		-		-		-		-		-			-		3,400	
Net income - operating [1]	$	45,767	$	44,133	$	42,386	$	39,676	$	32,476	41	$	171,962	$	120,337	43
PERFORMANCE MEASURES																
Per common share:																
Diluted net income (loss) - GAAP	$	0.56	$	0.54	$	0.49	$	0.47	$	(0.16)		$	2.07	$	0.92	
Diluted net income - operating [1]		0.57		0.55		0.53		0.50		0.42	36		2.14		1.63	31
Cash dividends declared		0.16		0.15		0.15		0.12		0.10	60		0.58		0.38	53
Book value		18.24		17.56		17.29		17.02		16.67	9		18.24		16.67	9
Tangible book value [3]		14.24		13.54		13.25		12.96		13.65	4		14.24		13.65	4
Key performance ratios:																
Return on common equity - GAAP [2][4]		12.08 %		11.96 %		11.20 %		11.11 %		(3.57) %			11.60 %		5.67 %	
Return on common equity - operating [1][2][4]		12.25		12.09		11.97		11.71		9.73			12.01		10.07	
Return on tangible common equity - operating [1][2][3][4]		15.88		15.81		15.79		15.26		11.93			15.69		12.02	
Return on assets - GAAP [4]		1.43		1.41		1.30		1.26		(0.40)			1.35		0.62	
Return on assets - operating [1][4]		1.45		1.42		1.39		1.33		1.10			1.40		1.09	
Dividend payout ratio - GAAP		28.57		27.78		30.61		25.53		(62.50)			28.02		41.30	
Dividend payout ratio - operating [1]		28.07		27.27		28.30		24.00		23.81			27.10		23.31	
Net interest margin (fully taxable equivalent) [4]		3.97		3.95		3.90		3.80		3.63			3.91		3.52	
Efficiency ratio - GAAP		56.73		56.82		57.94		57.83		63.03			57.31		59.95	
Efficiency ratio - operating [1]		55.83		56.39		55.77		55.75		56.92			55.94		56.67	
Average equity to average assets		11.35		11.33		11.21		11.03		11.21			11.24		10.71	
Average tangible equity to average assets [3]		9.04		8.97		8.83		8.82		9.52			8.92		9.29	
Average tangible common equity to average assets [3]		9.04		8.97		8.83		8.82		9.52			8.92		9.29	
Tangible common equity to risk-weighted assets [3][5]		11.99		11.61		11.36		11.19		12.05			11.99		12.05	
ASSET QUALITY																
Nonperforming loans	$	23,778	$	22,530	$	21,817	$	26,240	$	23,658	1	$	23,778	$	23,658	1
Foreclosed properties		1,305		1,336		2,597		2,714		3,234	(60)		1,305		3,234	(60)
Total nonperforming assets (NPAs)		25,083		23,866		24,414		28,954		26,892	(7)		25,083		26,892	(7)
Allowance for loan losses		61,203		60,940		61,071		61,085		58,914	4		61,203		58,914	4
Net charge-offs		1,787		1,466		1,359		1,501		1,061	68		6,113		5,998	2
Allowance for loan losses to loans		0.73 %		0.74 %		0.74 %		0.75 %		0.76 %			0.73 %		0.76 %	
Net charge-offs to average loans [4]		0.09		0.07		0.07		0.08		0.06			0.07		0.08	
NPAs to loans and foreclosed properties		0.30		0.29		0.30		0.35		0.35			0.30		0.35	
NPAs to total assets		0.20		0.19		0.20		0.24		0.23			0.20		0.23	
AVERAGE BALANCES ($ in millions)																
Loans	$	8,306	$	8,200	$	8,177	$	7,993	$	7,560	10	$	8,170	$	7,150	14
Investment securities		3,004		2,916		2,802		2,870		2,991	-		2,899		2,847	2
Earning assets		11,534		11,320		11,193		11,076		10,735	7		11,282		10,162	11
Total assets		12,505		12,302		12,213		12,111		11,687	7		12,284		11,015	12
Deposits		10,306		9,950		9,978		9,759		9,624	7		10,000		8,950	12
Shareholders' equity		1,420		1,394		1,370		1,336		1,310	8		1,380		1,180	17
Common shares - basic (thousands)		79,884		79,806		79,753		79,205		76,768	4		79,662		73,247	9
Common shares - diluted (thousands)		79,890		79,818		79,755		79,215		76,768	4		79,671		73,259	9
AT PERIOD END ($ in millions)																
Loans	$	8,383	$	8,226	$	8,220	$	8,184	$	7,736	8	$	8,383	$	7,736	8
Investment securities		2,903		2,873		2,834		2,731		2,937	(1)		2,903		2,937	(1)
Total assets		12,573		12,405		12,386		12,264		11,915	6		12,573		11,915	6
Deposits		10,535		10,229		9,966		9,993		9,808	7		10,535		9,808	7
Shareholders' equity		1,458		1,402		1,379		1,357		1,303	12		1,458		1,303	12
Common shares outstanding (thousands)		79,234		79,202		79,138		79,123		77,580	2		79,234		77,580	2

[1] Excludes merger-related and other charges which includes amortization of certain executive change of control benefits, the fourth quarter 2017 impact of remeasurement of United's deferred tax assets following the passage of tax reform legislation and a first quarter 2017 release of disproportionate tax effects lodged in OCI. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Fourth quarter 2018 ratio is preliminary.

4

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Years Ended December 31,

(in thousands, except per share data)	2018	2017	2016	2015	2014
INCOME SUMMARY					
Interest revenue	$ 500,080	$ 389,720	$ 335,020	$ 278,532	$ 248,432
Interest expense	61,330	33,735	25,236	21,109	25,551
Net interest revenue	438,750	355,985	309,784	257,423	222,881
Provision for credit losses	9,500	3,800	(800)	3,700	8,500
Noninterest income	92,961	88,260	93,697	72,529	55,554
Total revenue	522,211	440,445	404,281	326,252	269,935
Expenses	306,285	267,611	241,289	211,238	162,865
Income before income tax expense	215,926	172,834	162,992	115,014	107,070
Income tax expense (benefit)	49,815	105,013	62,336	43,436	39,450
Net income	166,111	67,821	100,656	71,578	67,620
Merger-related and other charges	7,345	14,662	8,122	17,995	-
Income tax benefit of merger-related and other charges	(1,494)	(3,745)	(3,074)	(6,388)	-
Impact of remeasurement of deferred tax asset resulting from 2017 Tax Cuts and Jobs Act	-	38,199	-	-	-
Impairment of deferred tax asset on cancelled non-qualified stock options	-	-	976	-	-
Release of disproportionate tax effects lodged in OCI	-	3,400	-	-	-
Net income - operating [1]	$ 171,962	$ 120,337	$ 106,680	$ 83,185	$ 67,620
PERFORMANCE MEASURES					
Per common share:					
Diluted net income - GAAP	$ 2.07	$ 0.92	$ 1.40	$ 1.09	$ 1.11
Diluted net income - operating [1]	2.14	1.63	1.48	1.27	1.11
Cash dividends declared	0.58	0.38	0.30	0.22	0.11
Book value	18.24	16.67	15.06	14.02	12.20
Tangible book value [3]	14.24	13.65	12.95	12.06	12.15
Key performance ratios:					
Return on common equity - GAAP [2]	11.60 %	5.67 %	9.41 %	8.15 %	9.17 %
Return on common equity - operating [1][2]	12.01	10.07	9.98	9.48	9.17
Return on tangible common equity - operating [1][2][3]	15.69	12.02	11.86	10.24	9.32
Return on assets - GAAP	1.35	0.62	1.00	0.85	0.91
Return on assets - operating [1]	1.40	1.09	1.06	0.98	0.91
Dividend payout ratio - GAAP	28.02	41.30	21.43	20.18	9.91
Dividend payout ratio - operating [1]	27.10	23.31	20.27	17.32	9.91
Net interest margin (fully taxable equivalent)	3.91	3.52	3.36	3.30	3.26
Efficiency ratio - GAAP	57.31	59.95	59.80	63.96	58.26
Efficiency ratio - operating [1]	55.94	56.67	57.78	58.51	58.26
Average equity to average assets	11.24	10.71	10.54	10.27	9.69
Average tangible equity to average assets [3]	8.92	9.29	9.21	9.74	9.67
Average tangible common equity to average assets [3]	8.92	9.29	9.19	9.66	9.60
Tangible common equity to risk-weighted assets [3][4]	11.99	12.05	11.84	12.82	13.82
ASSET QUALITY					
Nonperforming loans	$ 23,778	$ 23,658	$ 21,539	$ 22,653	$ 17,881
Foreclosed properties	1,305	3,234	7,949	4,883	1,726
Total nonperforming assets (NPAs)	25,083	26,892	29,488	27,536	19,607
Allowance for loan losses	61,203	58,914	61,422	68,448	71,619
Net charge-offs	6,113	5,998	6,766	6,259	13,879
Allowance for loan losses to loans	0.73 %	0.76 %	0.89 %	1.14 %	1.53 %
Net charge-offs to average loans	0.07	0.08	0.11	0.12	0.31
NPAs to loans and foreclosed properties	0.30	0.35	0.43	0.46	0.42
NPAs to total assets	0.20	0.23	0.28	0.29	0.26
AVERAGE BALANCES ($ in millions)					
Loans	$ 8,170	$ 7,150	$ 6,413	$ 5,298	$ 4,450
Investment securities	2,899	2,847	2,691	2,368	2,274
Earning assets	11,282	10,162	9,257	7,834	6,880
Total assets	12,284	11,015	10,054	8,462	7,436
Deposits	10,000	8,950	8,177	7,055	6,228
Shareholders' equity	1,380	1,180	1,059	869	720
Common shares - basic (thousands)	79,662	73,247	71,910	65,488	60,588
Common shares - diluted (thousands)	79,671	73,259	71,915	65,492	60,590
AT PERIOD END ($ in millions)					
Loans	$ 8,383	$ 7,736	$ 6,921	$ 5,995	$ 4,672
Investment securities	2,903	2,937	2,762	2,656	2,198
Total assets	12,573	11,915	10,709	9,616	7,558
Deposits	10,535	9,808	8,638	7,873	6,335
Shareholders' equity	1,458	1,303	1,076	1,018	740
Common shares outstanding (thousands)	79,234	77,580	70,899	71,484	60,259

5

[1] Excludes merger-related and other charges which includes amortization of certain executive change of control benefits, the 2017 impact of remeasurement of United's deferred tax assets following the passage of tax reform legislation, a 2017 release of disproportionate tax effects lodged in OCI, a 2016 deferred tax asset impairment charge related to cancelled non-qualified stock options and 2015 impairment losses on surplus bank property. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] 2018 ratio is preliminary.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data)	2018 Fourth Quarter	2018 Third Quarter	2018 Second Quarter	2018 First Quarter	2017 Fourth Quarter	For the Twelve Months Ended December 31, 2018	2017	2016	2015	2014
Expense reconciliation										
Expenses (GAAP)	$ 78,242	$ 77,718	$ 76,850	$ 73,475	$ 75,882	$ 306,285	$ 267,611	$ 241,289	$ 211,238	$ 162,865
Merger-related and other charges	(1,234)	(592)	(2,873)	(2,646)	(7,358)	(7,345)	(14,662)	(8,122)	(17,995)	-
Expenses - operating	$ 77,008	$ 77,126	$ 73,977	$ 70,829	$ 68,524	$ 298,940	$ 252,949	$ 233,167	$ 193,243	$ 162,865
Net income reconciliation										
Net income (loss) (GAAP)	$ 45,137	$ 43,682	$ 39,634	$ 37,658	$ (11,916)	$ 166,111	$ 67,821	$ 100,656	$ 71,578	$ 67,620
Merger-related and other charges	1,234	592	2,873	2,646	7,358	7,345	14,662	8,122	17,995	-
Income tax benefit of merger-related and other charges	(604)	(141)	(121)	(628)	(1,165)	(1,494)	(3,745)	(3,074)	(6,388)	-
Impact of tax reform on remeasurement of deferred tax asset	-	-	-	-	38,199	-	38,199	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock	-	-	-	-	-	-	-	976	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	-	-	-	3,400	-	-	-
Net income - operating	$ 45,767	$ 44,133	$ 42,386	$ 39,676	$ 32,476	$ 171,962	$ 120,337	$ 106,680	$ 83,185	$ 67,620
Diluted income per common share reconciliation										
Diluted income (loss) per common share (GAAP)	$ 0.56	$ 0.54	$ 0.49	$ 0.47	$ (0.16)	$ 2.07	$ 0.92	$ 1.40	$ 1.09	$ 1.11
Merger-related and other charges	0.01	0.01	0.04	0.03	0.08	0.07	0.14	0.07	0.18	-
Impact of tax reform on remeasurement of deferred tax asset	-	-	-	-	0.50	-	0.52	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock	-	-	-	-	-	-	-	0.01	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	-	-	-	0.05	-	-	-
Diluted income per common share - operating	$ 0.57	$ 0.55	$ 0.53	$ 0.50	$ 0.42	$ 2.14	$ 1.63	$ 1.48	$ 1.27	$ 1.11
Book value per common share reconciliation										
Book value per common share (GAAP)	$ 18.24	$ 17.56	$ 17.29	$ 17.02	$ 16.67	$ 18.24	$ 16.67	$ 15.06	$ 14.02	$ 12.20
Effect of goodwill and other intangibles	(4.00)	(4.02)	(4.04)	(4.06)	(3.02)	(4.00)	(3.02)	(2.11)	(1.96)	(0.05)
Tangible book value per common share	$ 14.24	$ 13.54	$ 13.25	$ 12.96	$ 13.65	$ 14.24	$ 13.65	$ 12.95	$ 12.06	$ 12.15
Return on tangible common equity reconciliation										
Return on common equity (GAAP)	12.08 %	11.96 %	11.20 %	11.11 %	(3.57) %	11.60 %	5.67 %	9.41 %	8.15 %	9.17 %
Merger-related and other charges	0.17	0.13	0.77	0.60	1.86	0.41	0.92	0.48	1.33	-
Impact of tax reform on remeasurement of deferred tax asset	-	-	-	-	11.44	-	3.20	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock	-	-	-	-	-	-	-	0.09	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	-	-	-	0.28	-	-	-
Return on common equity - operating	12.25	12.09	11.97	11.71	9.73	12.01	10.07	9.98	9.48	9.17
Effect of goodwill and other intangibles	3.63	3.72	3.82	3.55	2.20	3.68	1.95	1.88	0.76	0.15
Return on tangible common equity - operating	15.88 %	15.81 %	15.79 %	15.26 %	11.93 %	15.69 %	12.02 %	11.86 %	10.24 %	9.32 %
Return on assets reconciliation										
Return on assets (GAAP)	1.43 %	1.41 %	1.30 %	1.26 %	(0.40) %	1.35 %	0.62 %	1.00 %	0.85 %	0.91 %
Merger-related and other charges	0.02	0.01	0.09	0.07	0.20	0.05	0.09	0.05	0.13	-
Impact of tax reform on remeasurement of deferred tax asset	-	-	-	-	1.30	-	0.35	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock	-	-	-	-	-	-	-	0.01	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	-	-	-	0.03	-	-	-
Return on assets - operating	1.45 %	1.42 %	1.39 %	1.33 %	1.10 %	1.40 %	1.09 %	1.06 %	0.98 %	0.91 %
Dividend payout ratio reconciliation										
Dividend payout ratio (GAAP)	28.57 %	27.78 %	30.61 %	25.53 %	(62.50) %	28.02 %	41.30 %	21.43 %	20.18 %	9.91 %
Merger-related and other charges	(0.50)	(0.51)	(2.31)	(1.53)	12.04	(0.92)	(5.65)	(1.02)	(2.86)	-
Impact of tax reform on remeasurement of deferred tax asset	-	-	-	-	74.27	-	(11.61)	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock	-	-	-	-	-	-	-	(0.14)	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	-	-	-	(0.73)	-	-	-
Dividend payout ratio - operating	28.07 %	27.27 %	28.30 %	24.00 %	23.81 %	27.10 %	23.31 %	20.27 %	17.32 %	9.91 %
Efficiency ratio reconciliation										
Efficiency ratio (GAAP)	56.73 %	56.82 %	57.94 %	57.83 %	63.03 %	57.31 %	59.95 %	59.80 %	63.96 %	58.26 %
Merger-related and other charges	(0.90)	(0.43)	(2.17)	(2.08)	(6.11)	(1.37)	(3.28)	(2.02)	(5.45)	-
Efficiency ratio - operating	55.83 %	56.39 %	55.77 %	55.75 %	56.92 %	55.94 %	56.67 %	57.78 %	58.51 %	58.26 %
Average equity to average assets reconciliation										
Average equity to assets (GAAP)	11.35 %	11.33 %	11.21 %	11.03 %	11.21 %	11.24 %	10.71 %	10.54 %	10.27 %	9.69 %
Effect of goodwill and other intangibles	(2.31)	(2.36)	(2.38)	(2.21)	(1.69)	(2.32)	(1.42)	(1.33)	(0.53)	(0.02)
Average tangible equity to average assets	9.04	8.97	8.83	8.82	9.52	8.92	9.29	9.21	9.74	9.67
Effect of preferred equity	-	-	-	-	-	-	-	(0.02)	(0.08)	(0.07)
Average tangible common equity to average assets	9.04 %	8.97 %	8.83 %	8.82 %	9.52 %	8.92 %	9.29 %	9.19 %	9.66 %	9.60 %
Tangible common equity to risk-weighted assets reconciliation [1]										
Tier 1 capital ratio (Regulatory)	12.41 %	12.25 %	11.94 %	11.61 %	12.24 %	12.41 %	12.24 %	11.23 %	11.45 %	12.06 %
Effect of other comprehensive income	(0.44)	(0.68)	(0.57)	(0.50)	(0.29)	(0.44)	(0.29)	(0.34)	(0.38)	(0.35)
Effect of deferred tax limitation	0.28	0.30	0.33	0.42	0.51	0.28	0.51	1.26	2.05	3.11
Effect of trust preferred	(0.26)	(0.26)	(0.34)	(0.34)	(0.36)	(0.26)	(0.36)	(0.25)	(0.08)	(1.00)
Effect of preferred equity	-	-	-	-	-	-	-	-	(0.15)	-
Basel III intangibles transition adjustment	-	-	-	-	(0.05)	-	(0.05)	(0.06)	(0.10)	-
Basel III disallowed investments	-	-	-	-	-	-	-	-	0.03	-
Tangible common equity to risk-weighted assets	11.99 %	11.61 %	11.36 %	11.19 %	12.05 %	11.99 %	12.05 %	11.84 %	12.82 %	13.82 %

[1] Fourth quarter 2018 ratios are preliminary.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

| (in millions) | 2018 | | | | 2017 | Linked Quarter Change | Year over Year Change |
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 1,648	$ 1,673	$ 1,682	$ 1,898	$ 1,924	$ (25)	$ (276)
Income producing commercial RE	1,812	1,788	1,821	1,677	1,595	24	217
Commercial & industrial	1,278	1,194	1,193	1,142	1,131	84	147
Commercial construction	796	761	735	691	712	35	84
Equipment financing	565	509	465	423	-	56	565
Total commercial	6,099	5,925	5,896	5,831	5,362	174	737
Residential mortgage	1,049	1,035	1,021	992	974	14	75
Home equity lines of credit	694	702	708	712	731	(8)	(37)
Residential construction	211	198	195	190	183	13	28
Consumer	330	366	400	459	486	(36)	(156)
Total loans	$ 8,383	$ 8,226	$ 8,220	$ 8,184	$ 7,736	157	647
LOANS BY MARKET							
North Georgia	$ 981	$ 992	$ 1,001	$ 1,004	$ 1,019	(11)	(38)
Atlanta MSA	1,507	1,493	1,533	1,513	1,510	14	(3)
North Carolina	1,072	1,078	1,067	1,037	1,049	(6)	23
Coastal Georgia	588	610	623	635	630	(22)	(42)
Gainesville MSA	247	235	230	231	248	12	(1)
East Tennessee	477	460	474	473	475	17	2
South Carolina	1,645	1,586	1,571	1,537	1,486	59	159
Commercial Banking Solutions	1,658	1,530	1,444	1,438	961	128	697
Indirect auto	208	242	277	316	358	(34)	(150)
Total loans	$ 8,383	$ 8,226	$ 8,220	$ 8,184	$ 7,736	157	647

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Year-End

(in millions)		2018		2017		2016		2015		2014
LOANS BY CATEGORY										
Owner occupied commercial RE	$	1,648	$	1,924	$	1,650	$	1,571	$	1,257
Income producing commercial RE		1,812		1,595		1,282		1,021		767
Commercial & industrial		1,278		1,131		1,070		785		710
Commercial construction		796		712		634		518		364
Equipment financing		565		-		-		-		-
Total commercial		6,099		5,362		4,636		3,895		3,098
Residential mortgage		1,049		974		857		764		614
Home equity lines of credit		694		731		655		589		456
Residential construction		211		183		190		176		131
Consumer installment		330		486		583		571		373
Total loans	$	8,383	$	7,736	$	6,921	$	5,995	$	4,672
LOANS BY MARKET										
North Georgia	$	981	$	1,019	$	1,097	$	1,125	$	1,163
Atlanta MSA		1,507		1,510		1,399		1,259		1,243
North Carolina		1,072		1,049		545		549		553
Coastal Georgia		588		630		581		537		456
Gainesville MSA		247		248		248		254		257
East Tennessee		477		475		504		504		280
South Carolina		1,645		1,486		1,233		819		30
Commercial Banking Solutions		1,658		961		855		492		421
Indirect auto		208		358		459		456		269
Total loans	$	8,383	$	7,736	$	6,921	$	5,995	$	4,672

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality

(in thousands)	Fourth Quarter 2018			Third Quarter 2018			Second Quarter 2018		
	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 6,421	$ 170	$ 6,591	$ 4,884	$ 183	$ 5,067	$ 5,772	$ 812	$ 6,584
Income producing CRE	1,160	-	1,160	1,194	156	1,350	991	455	1,446
Commercial & industrial	1,417	-	1,417	1,516	-	1,516	2,180	-	2,180
Commercial construction	605	421	1,026	825	522	1,347	613	576	1,189
Equipment financing	2,677	-	2,677	1,181	-	1,181	1,075	-	1,075
Total commercial	12,280	591	12,871	9,600	861	10,461	10,631	1,843	12,474
Residential mortgage	8,035	654	8,689	8,928	424	9,352	7,918	184	8,102
Home equity lines of credit	2,360	60	2,420	2,814	-	2,814	1,812	550	2,362
Residential construction	288	-	288	455	51	506	637	20	657
Consumer	815	-	815	733	-	733	819	-	819
Total NPAs	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866	$ 21,817	$ 2,597	$ 24,414
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 6,527	$ 286	$ 6,813	$ 7,170	$ 361	$ 7,531	$ 7,583	$ 640	$ 8,223
Atlanta MSA	1,578	-	1,578	1,778	132	1,910	1,928	132	2,060
North Carolina	3,259	743	4,002	3,690	480	4,170	3,029	750	3,779
Coastal Georgia	1,491	-	1,491	1,498	-	1,498	943	-	943
Gainesville MSA	479	-	479	212	-	212	186	-	186
East Tennessee	1,147	-	1,147	1,403	128	1,531	1,473	143	1,616
South Carolina	4,123	276	4,399	3,280	235	3,515	3,093	362	3,455
Commercial Banking Solutions	4,448	-	4,448	2,871	-	2,871	2,831	570	3,401
Indirect auto	726	-	726	628	-	628	751	-	751
Total NPAs	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866	$ 21,817	$ 2,597	$ 24,414
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 22,530	$ 1,336	$ 23,866	$ 21,817	$ 2,597	$ 24,414	$ 26,240	$ 2,714	$ 28,954
Acquisitions	-	-	-	-	-	-	-	-	-
Loans placed on non-accrual	5,829	-	5,829	5,759	-	5,759	3,612	-	3,612
Payments received	(2,780)	-	(2,780)	(3,095)	-	(3,095)	(5,314)	-	(5,314)
Loan charge-offs	(933)	-	(933)	(1,588)	-	(1,588)	(2,065)	-	(2,065)
Foreclosures	(868)	955	87	(363)	454	91	(656)	984	328
Property sales	-	(1,019)	(1,019)	-	(1,659)	(1,659)	-	(1,029)	(1,029)
Write downs	-	(112)	(112)	-	(166)	(166)	-	(106)	(106)
Net gains on sales	-	145	145	-	110	110	-	34	34
Ending Balance	$ 23,778	$ 1,305	$ 25,083	$ 22,530	$ 1,336	$ 23,866	$ 21,817	$ 2,597	$ 24,414

(in thousands)	Fourth Quarter 2018		Third Quarter 2018		Second Quarter 2018	
	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ (52)	(0.01) %	$ (251)	(0.06) %	$ (578)	(0.13) %
Income producing CRE	399	0.09	1	-	1,421	0.33
Commercial & industrial	(149)	(0.05)	418	0.14	16	0.01
Commercial construction	(230)	(0.12)	(43)	(0.02)	(107)	(0.06)
Equipment financing	599	0.44	482	0.39	(49)	(0.04)
Total commercial	567	0.04	607	0.04	703	0.05
Residential mortgage	290	0.11	171	0.07	11	-
Home equity lines of credit	382	0.22	279	0.16	21	0.01
Residential construction	(36)	(0.07)	(164)	(0.33)	(58)	(0.12)
Consumer	584	0.67	573	0.60	682	0.64
Total	$ 1,787	0.09	$ 1,466	0.07	$ 1,359	0.07
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 543	0.22 %	$ 483	0.19 %	$ 246	0.10 %
Atlanta MSA	(159)	(0.04)	99	0.03	103	0.03
North Carolina	68	0.03	(87)	(0.03)	1,268	0.48
Coastal Georgia	(86)	(0.06)	24	0.02	19	0.01
Gainesville MSA	333	0.56	(48)	(0.08)	(2)	-
East Tennessee	(111)	(0.09)	(1)	-	76	0.06
South Carolina	57	0.01	418	0.11	(1,057)	(0.27)
Commercial Banking Solutions	948	0.23	403	0.11	381	0.11
Indirect auto	194	0.34	175	0.27	325	0.44
Total	$ 1,787	0.09	$ 1,466	0.07	$ 1,359	0.07

[1] Annualized.

9

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Interest revenue:				
Loans, including fees	$112,087	$ 87,234	$420,383	$ 315,050
Investment securities, including tax exempt of $1,140, $909, $4,189, and $2,216	21,237	19,023	77,685	72,388
Deposits in banks and short-term investments	530	500	2,012	2,282
Total interest revenue	133,854	106,757	500,080	389,720
Interest expense:				
Deposits:				
NOW and interest-bearing demand	3,073	1,433	7,390	3,365
Money market	4,078	2,095	12,097	7,033
Savings	33	46	150	135
Time	7,006	2,272	19,906	6,529
Total deposit interest expense	14,190	5,846	39,543	17,062
Short-term borrowings	340	175	1,112	352
Federal Home Loan Bank advances	794	1,492	6,345	6,095
Long-term debt	3,651	1,736	14,330	10,226
Total interest expense	18,975	9,249	61,330	33,735
Net interest revenue	114,879	97,508	438,750	355,985
Provision for credit losses	2,100	1,200	9,500	3,800
Net interest revenue after provision for credit losses	112,779	96,308	429,250	352,185
Noninterest income:				
Service charges and fees	9,166	8,770	35,997	38,295
Mortgage loan and other related fees	3,082	4,885	19,010	18,320
Brokerage fees	1,593	1,068	5,191	4,633
Gains from sales of SBA/USDA loans	2,493	3,102	9,277	10,493
Securities gains (losses), net	646	(148)	(656)	42
Other	6,065	4,251	24,142	16,477
Total noninterest income	23,045	21,928	92,961	88,260
Total revenue	135,824	118,236	522,211	440,445
Noninterest expenses:				
Salaries and employee benefits	45,631	41,042	181,015	153,098
Communications and equipment	6,206	5,217	21,277	19,660
Occupancy	5,842	5,542	22,781	20,344
Advertising and public relations	1,650	895	5,991	4,242
Postage, printing and supplies	1,520	1,825	6,416	5,952
Professional fees	4,105	3,683	15,540	12,074
FDIC assessments and other regulatory charges	1,814	1,776	8,491	6,534
Amortization of intangibles	1,420	1,760	6,846	4,845
Merger-related and other charges	965	6,841	5,414	13,901
Other	9,089	7,301	32,514	26,961
Total noninterest expenses	78,242	75,882	306,285	267,611
Net income before income taxes	57,582	42,354	215,926	172,834
Income tax expense	12,445	54,270	49,815	105,013
Net income	$ 45,137	$ (11,916)	$166,111	$ 67,821
Net income available to common shareholders	$ 44,801	$ (11,986)	$164,927	$ 67,250
Earnings per common share:				
Basic	0.56	(0.16)	2.07	0.92
Diluted	0.56	(0.16)	2.07	0.92
Weighted average common shares outstanding:				
Basic	79,884	76,768	79,662	73,247
Diluted	79,890	76,768	79,671	73,259

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)		December 31, 2018		December 31, 2017
ASSETS				
Cash and due from banks	$	126,083	$	129,108
Interest-bearing deposits in banks		201,182		185,167
Cash and cash equivalents		327,265		314,275
Debt securities available for sale		2,628,467		2,615,850
Debt securities held to maturity (fair value $268,803 and $321,276)		274,407		321,094
Loans held for sale (includes $18,935 and $26,252 at fair value)		18,935		32,734
Loans and leases, net of unearned income		8,383,401		7,735,572
Less allowance for loan and lease losses		(61,203)		(58,914)
Loans, net		8,322,198		7,676,658
Premises and equipment, net		206,140		208,852
Bank owned life insurance		192,616		188,970
Accrued interest receivable		35,413		32,459
Net deferred tax asset		64,224		88,049
Derivative financial instruments		24,705		22,721
Goodwill and other intangible assets		324,072		244,397
Other assets		154,750		169,401
Total assets	$	12,573,192	$	11,915,460
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits:				
Noninterest-bearing demand	$	3,210,220	$	3,087,797
NOW and interest-bearing demand		2,274,775		2,131,939
Money market		2,097,526		2,016,748
Savings		669,886		651,742
Time		1,598,391		1,548,460
Brokered		683,715		371,011
Total deposits		10,534,513		9,807,697
Short-term borrowings		-		50,000
Federal Home Loan Bank advances		160,000		504,651
Long-term debt		267,189		120,545
Derivative financial instruments		26,433		25,376
Accrued expenses and other liabilities		127,503		103,857
Total liabilities		11,115,638		10,612,126
Shareholders' equity:				
Common stock, $1 par value; 150,000,000 shares authorized;				
79,234,077 and 77,579,561 shares issued and outstanding		79,234		77,580
Common stock issuable; 674,499 and 607,869 shares		10,744		9,083
Capital surplus		1,499,584		1,451,814
Accumulated deficit		(90,419)		(209,902)
Accumulated other comprehensive loss		(41,589)		(25,241)
Total shareholders' equity		1,457,554		1,303,334
Total liabilities and shareholders' equity	$	12,573,192	$	11,915,460

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))	2018 Average Balance	Interest	Avg. Rate	2017 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 8,306,270	$112,020	5.35 %	$ 7,560,451	$ 87,285	4.58 %
Taxable securities [3]	2,843,085	20,097	2.83	2,853,671	18,114	2.54
Tax-exempt securities (FTE) [1][3]	161,284	1,535	3.81	137,080	1,488	4.34
Federal funds sold and other interest-earning assets	222,931	845	1.52	184,287	676	1.47
Total interest-earning assets (FTE)	11,533,570	134,497	4.63	10,735,489	107,563	3.98
Noninterest-earning assets:						
Allowance for loan losses	(61,992)			(59,508)		
Cash and due from banks	125,066			120,478		
Premises and equipment	214,590			209,042		
Other assets [3]	694,215			681,308		
Total assets	$ 12,505,449			$ 11,686,809		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 2,046,224	3,073	0.60	$ 2,078,239	1,433	0.27
Money market	2,215,444	4,078	0.73	2,243,279	2,095	0.37
Savings	675,265	33	0.02	636,057	46	0.03
Time	1,584,011	4,297	1.08	1,476,362	1,918	0.52
Brokered time deposits	490,748	2,709	2.19	115,235	354	1.22
Total interest-bearing deposits	7,011,692	14,190	0.80	6,549,172	5,846	0.35
Federal funds purchased and other borrowings	55,095	340	2.45	39,704	175	1.75
Federal Home Loan Bank advances	140,869	794	2.24	458,028	1,492	1.29
Long-term debt	272,313	3,651	5.32	120,885	1,736	5.70
Total borrowed funds	468,277	4,785	4.05	618,617	3,403	2.18
Total interest-bearing liabilities	7,479,969	18,975	1.01	7,167,789	9,249	0.51
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	3,294,385			3,074,898		
Other liabilities	311,461			134,211		
Total liabilities	11,085,815			10,376,898		
Shareholders' equity	1,419,634			1,309,911		
Total liabilities and shareholders' equity	$ 12,505,449			$ 11,686,809		
Net interest revenue (FTE)		$115,522			$ 98,314	
Net interest-rate spread (FTE)			3.62 %			3.47 %
Net interest margin (FTE) [4]			3.97 %			3.63 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26% in 2018 and 39% in 2017, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $59.5 million in 2018 and pretax unrealized gains of $3.32 million in 2017 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))	2018 Average Balance	2018 Interest	2018 Avg. Rate	2017 Average Balance	2017 Interest	2017 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 8,170,143	$420,001	5.14 %	$ 7,150,211	$315,138	4.41 %
Taxable securities [3]	2,745,715	73,496	2.68	2,761,983	70,172	2.54
Tax-exempt securities (FTE) [1][3]	152,855	5,641	3.69	85,415	3,627	4.25
Federal funds sold and other interest-earning assets	213,137	2,968	1.39	164,314	2,966	1.81
Total interest-earning assets (FTE)	11,281,850	502,106	4.45	10,161,923	391,903	3.86
Noninterest-earning assets:						
Allowance for loan losses	(61,443)			(60,602)		
Cash and due from banks	135,345			107,053		
Premises and equipment	216,646			198,970		
Other assets [3]	711,671			607,174		
Total assets	$ 12,284,069			$ 11,014,518		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 2,018,404	7,390	0.37	$ 1,950,827	3,365	0.17
Money market	2,206,643	12,097	0.55	2,136,336	7,033	0.33
Savings	672,735	150	0.02	591,831	135	0.02
Time	1,547,221	12,585	0.81	1,338,859	5,417	0.40
Brokered time deposits	347,072	7,321	2.11	108,891	1,112	1.02
Total interest-bearing deposits	6,792,075	39,543	0.58	6,126,744	17,062	0.28
Federal funds purchased and other borrowings	57,376	1,112	1.94	26,856	352	1.31
Federal Home Loan Bank advances	328,871	6,345	1.93	576,472	6,095	1.06
Long-term debt	290,004	14,330	4.94	156,327	10,226	6.54
Total borrowed funds	676,251	21,787	3.22	759,655	16,673	2.19
Total interest-bearing liabilities	7,468,326	61,330	0.82	6,886,399	33,735	0.49
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	3,207,625			2,823,005		
Other liabilities	227,980			124,832		
Total liabilities	10,903,931			9,834,236		
Shareholders' equity	1,380,138			1,180,282		
Total liabilities and shareholders' equity	$ 12,284,069			$ 11,014,518		
Net interest revenue (FTE)		$440,776			$358,168	
Net interest-rate spread (FTE)			3.63 %			3.37 %
Net interest margin (FTE) [4]			3.91 %			3.52 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26% in 2018 and 39% in 2017, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $45.2 million in 2018 and pretax unrealized gains of $4.33 million in 2017 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is a bank holding company headquartered in Blairsville, Georgia, with executive offices in Greenville SC. The company's banking subsidiary, United Community Bank, with $12.5 billion in assets is one of the southeast region's largest full-service banks, operating 149 offices in Georgia, North Carolina, South Carolina and Tennessee. The bank specializes in personalized community banking services for individuals, small businesses and corporations. Services include a full range of consumer and commercial banking products including mortgage, advisory, and treasury management. Respected national research firms consistently recognize United Community Bank for outstanding customer service. For the last five years, J.D. Power has ranked United Community Bank first in customer satisfaction in the Southeast. In 2018, for the fifth consecutive year, *Forbes* magazine included United on its list of the 100 Best Banks in America. Additional information about the company and the bank's full range of products and services can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "operating dividend payout ratio," "operating efficiency ratio," "average tangible equity to average assets," "average tangible common equity to average assets" and "tangible common equity to risk-weighted assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or words of similar meaning or other statements concerning opinions or judgments of United and its management about future events. Although United believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of United will not differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements; such statements are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Actual future results and trends may differ materially from historical results and or those anticipated depending on a variety of factors, including, but not limited to the factors and risk influences contained in the cautionary language included under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in United's Form 10-K for the year ended December 31, 2017 and other periodic reports subsequently filed by United with the SEC, available on the SEC website, www.sec.gov. For any forward-looking statements made in this press release, United claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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